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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                              Eclipsys Corporation
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   2788560109
                                   ----------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------
CUSIP No.  2788560109                          13G
---------------------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus Ventures, L.P.                    I.D.# 13-3784037
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [ ]

                                                                 (b) [X]

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,215,625
     OWNED BY
                 ---------------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            0
       WITH
                 ---------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        3,215,625
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,215,625
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)

       [  ]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.0%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN

--------------------------------------------------------------------------------

---------------------------------------
CUSIP No.  2788560109                          13G
---------------------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus & Co.                           I.D.# 13-6358475
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [ ]

                                                                 (b) [X]

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,215,625
     OWNED BY
                 ---------------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            0
       WITH
                 ---------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        3,215,625
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,215,625
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)

       [ ]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.0%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN

--------------------------------------------------------------------------------

---------------------------------------
CUSIP No.  2788560109                          13G
---------------------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E.M. Warburg, Pincus & Co., LLC                      I.D.# 13-3536050
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [ ]

                                                                 (b) [X]

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,215,625
     OWNED BY
                 ---------------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            0
       WITH
                 ---------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        3,215,625
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,215,625
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)

       [ ]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.0%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN

--------------------------------------------------------------------------------

Item 1(a):                    Name of Issuer:
----------                    ---------------

                              Eclipsys Corporation

Item 1(b):                    Address of Issuer's Principal Executive Offices:
----------                    ------------------------------------------------

                              777 East Atlantic Avenue
                              Suite 200
                              Delray Beach, Florida  33483

Items 2(a) and (b)            Name of Person Filing
------------------            ---------------------

                              This statement is filed by and on behalf of
                              (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"). The sole general partner of Ventures is WP. EMW manages Ventures. The members of EMW are substantially the same as the partners of WP. WP has a 20% interest in the profits of Ventures as the general partner, and also owns approximately 1.2% of the limited partnership interests in Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c):                    Citizenship:
----------                    ------------

                              Not Applicable

Item 2(d):                    Title of Class of Securities:
----------                    -----------------------------

                              Common Stock, par value $.01 per share (the
                              "Common Stock")

Item 2(e):                    CUSIP Number:
----------                    -------------

                              2788560109

Item 3:                       Not Applicable
-------                       --------------

Item 4:                       Ownership:
-------                       ----------

                              (a) Amount beneficially owned:  3,215,625 shares
                                    of Common Stock, as of December 31, 1998.

                              (b) Percent of class:   11.0%.

                              (c) Number of shares as to which the person has:

                                      (i) Sole power to vote or to direct the
                                          vote -0-.

                                     (ii) Shared power to vote or to direct the
                                          vote 3,215,625.

                                    (iii) Sole power to dispose or to direct
                                          the dispostion of -0-.

                                     (iv) Shared power to dispose or to direct
                                          the dispostion of 3,215,625.


Item 5:                       Ownership of Five Percent or Less of a Class:
-------                       ---------------------------------------------

                              If this statement is being filed to report
                              the fact that as of the date hereof the
                              reporting person has ceased to be the
                              beneficial owner of more than five percent of the class of securities, check the following
                                   |_|

Item 6:                       Ownership of More than Five Percent on Behalf of
-------                       ------------------------------------------------
                              Another Person:
                              ---------------

                              Not Applicable.

Item 7:                       Identification and Classification of the
-------                       ----------------------------------------
                              Subsidiary Which Acquired the Security Being
                              --------------------------------------------
                              Reported on By the Parent Holding Company:
                              ------------------------------------------

                              Not Applicable.

Item 8:                       Identification and Classification of
-------                       ------------------------------------
                              Members of the Group:
                              ---------------------

                              Not Applicable.

Item 9:                       Notice of Dissolution of Group:
-------                       -------------------------------

                              Not Applicable.

Item 10:                      Certification:
--------                      --------------

                              Not Applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999


                                            WARBURG, PINCUS VENTURES, L.P.

                                            By:  Warburg, Pincus & Co., General
                                                 Partner


                                            By:  /s/ Stephen Distler
                                               --------------------------
                                               Stephen Distler, Partner



                                            WARBURG, PINCUS & CO.


                                            By:  /s/ Stephen Distler
                                               --------------------------
                                               Stephen Distler, Partner



                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:  /s/ Stephen Distler
                                               -------------------------
                                               Stephen Distler, Member

                                    EXHIBITS

Exhibit I Joint Filing Agreement, dated February 9, 1999, among the signatories to this Schedule 13G.